Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 2 to Registration Statement No. 333-152823 of our report dated May 27, 2008, September 2, 2008, as to the effects of the restatement discussed in Note 11 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussion in Note 11 and the adoption of SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”), relating to the financial statements of Granite State Gas Transmission, Inc. appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/    DELOITTE & TOUCHE LLP

Columbus, Ohio

December 3, 2008